UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Marrone Bio Innovations, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

57165B106

(CUSIP Number)

Ospraie Ag Science LLC

c/o Dwight Anderson

437 Madison Avenue, 28th Floor

New York, NY 10022

(212) 602-5000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 12, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ospraie Ag Science LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON OO

(1)	As a result of the closing of the merger contemplated by that certain Agreement and Plan of Merger dated as of March 16, 2022 by and among Marrone Bio Innovations, Inc. (the “Issuer”), Bioceres Crop Solutions Corp. and BCS Merger Sub, Inc. (such merger, the “Merger”), which Merger closed on July 12, 2022, the reporting persons no longer beneficially own, as of immediately following the closing of the Merger, any shares of the common stock of the Issuer.

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ospraie Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON IA, OO

(1)	As a result of the closing of the Merger, the reporting persons no longer beneficially own, as of immediately following the closing of the Merger, any shares of the common stock of the Issuer.

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ospraie Holding I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON PN, HC

(1)	As a result of the closing of the Merger, the reporting persons no longer beneficially own, as of immediately following the closing of the Merger, any shares of the common stock of the Issuer.

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ospraie Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON CO, HC

(1)	As a result of the closing of the Merger, the reporting persons no longer beneficially own, as of immediately following the closing of the Merger, any shares of the common stock of the Issuer.

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON OAS MM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON HC, OO

(1)	As a result of the closing of the Merger, the reporting persons no longer beneficially own, as of immediately following the closing of the Merger, any shares of the common stock of the Issuer.

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Dwight Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON IN, HC

(1)	As a result of the closing of the Merger, the reporting persons no longer beneficially own, as of immediately following the closing of the Merger, any shares of the common stock of the Issuer.

Amendment No. 12 to Schedule 13D

The following constitutes Amendment No. 12 (“Amendment No. 12”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Ospraie Ag Science LLC and Dwight Anderson on February 12, 2018, as amended by Amendment No. 1 filed on August 12, 2019, Amendment No. 2 filed on September 5, 2019, Amendment No. 3 filed on December 20, 2019, Amendment No. 4 filed on January 3, 2020, Amendment No. 5 filed on March 6, 2020, Amendment No. 6 filed on April 16, 2020, Amendment No. 7 filed on May 1, 2020, Amendment No. 8 filed on October 13, 2020, Amendment No. 9 filed on December 17, 2020, Amendment No. 10 filed on March 16, 2021, and Amendment No. 11 filed on December 17, 2021. This Amendment No. 12 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

On July 12, 2022, as a result of the closing of the merger (the “Merger”) contemplated by that certain Agreement and Plan of Merger dated as of March 16, 2022 by and among Marrone Bio Innovations, Inc. (the “Issuer”), Bioceres Crop Solutions Corp. (“Bioceres”) and BCS Merger Sub, Inc., all of the 70,836,258 shares of the Common Stock of the Issuer beneficially owned by the Reporting Persons immediately prior to the closing of the Merger were cancelled and extinguished and automatically converted into the right to receive 6,233,590 ordinary shares of Bioceres. Following the closing of the Merger, the Reporting Persons no longer beneficially own any shares of the Common Stock of the Issuer. As a result of the Merger, the Issuer became a wholly-owned subsidiary of Bioceres.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on the fact that, as a result of the closing of the Merger on July 12, 2022, the Reporting Persons no longer beneficially own, as of immediately following the closing of the Merger, any shares of the Common Stock of the Issuer.

(c) Except as disclosed in this Schedule 13D, as amended, the Reporting Persons did not effect any transactions in the Common Stock of the Issuer during the past sixty days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 15, 2022

OSPRAIE AG SCIENCE LLC

By:	OAS MM, LLC,
its managing member

By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Managing Member

OSPRAIE MANAGEMENT, LLC

By:	Ospraie Holding I, LP,
its managing member

By:	Ospraie Management, Inc.,
its general partner

By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Sole Owner

OSPRAIE HOLDING I, LP

By:	Ospraie Management, Inc.,
its general partner

By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Sole Owner

OSPRAIE MANAGEMENT, INC.

By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Sole Owner

OAS MM, LLC

By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Managing Member

DWIGHT ANDERSON

By:	/s/ Dwight Anderson